SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2004

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

Schering achieves double-digit profit increase

Berlin, October 21, 2004 – Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that in the first nine months of 2004 the Group achieved net sales growth of 6 percent currency adjusted. Net sales were still affected by the strength of the euro against the U.S. dollar and other major currencies (-3%). In total, net sales increased by 3 percent to EUR 3,642 million.

The operating profit in the first nine months was EUR 595 million, 10 percent above the previous year’s level. Net profit increased by 10 percent compared to the previous year’s figure to EUR 382 million. Earnings per share rose by 12 percent to EUR 1.99.

“Schering is on the path to success. Particularly the net sales of Yasmin® exceeded our expectations. We now expect Yasmin® to yield net sales of far more than the 400 million euro previously expected for 2004,” said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. “Our FOCUS initiative for profitable growth is on track. This initiative will contribute significantly to exploit the full potential of our pipeline. We are optimistic about our future and will strive to reach our goals.”

Schering raises its earnings per share outlook from previously EUR 2.26 to over EUR 2.35. This is primarily due to a more favorable tax rate for fiscal year 2004.

Q1-3/2004 at a Glance

  Net sales growth: +6% currency adjusted

  Net sales of Yasmin® exceed expectations: €316m

  Double-digit U.S. growth: +13% in U.S.-$

  Operating profit: +10%

  Earnings per share: +12%

Key data for the first nine months of 2004 (compared to the first nine months of 2003):

– Net sales: €3,642m; +6% currency adjusted; +3% in total

– Gross profit of net sales: €2,760m; +3%

– Research and development costs: €683m; ±0%

– Operating profit: €595m; +10%

– Net profit: €382m; +10%

– Cash flow: €580m; +6%

– Basic earnings per share: €1.99; +12%

– Number of employees (as of Sept. 30, 2004): 25,997; -2% (compared to Dec. 31, 2003)

Key data for the third quarter of 2004 (compared to the third quarter of 2003):

– Net sales: €1,235m; +5% currency adjusted; +2% in total

– Gross profit of net sales: €928m; +2%

– Research and development costs: €243m; -2%

– Operating profit: €182m; +10%

– Net profit: €123m; +27%

– Cash flow: €208m; +25%

– Basic earnings per share: €0.64; +28%

An analyst conference call, in English language, will be held and audio webcast on our homepage www.schering.de today at 16.00 hours CET.

Schering AG will publish its Preliminary Report for the full year on February 9, 2005. The Annual Press Conference will be held on March 4, 2005.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Dr. Friedrich von Heyl, T: +49-30-468 152 96, friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de

Find additional information at: www.schering.de/eng

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Q1-3/2004 at a Glance

  Net sales growth: +6% currency adjusted

  Net sales of Yasmin® exceed expectations: €316m

  Double-digit U.S. growth: +13% in U.S.-$

  Operating profit: +10%

  Earnings per share: +12%

In the first nine months of 2004, the Schering AG Group achieved a net sales increase of 6% currency adjusted. Net sales were still affected by the strong euro against the U.S. dollar and other major currencies (–3%). Therefore, net sales increased in the first nine months by 3% in total to €3,642m.

The operating profit in the first nine months was €595m, 10% above the previous year’s level. Net profit increased by 10% compared to the previous year’s figure to €382m. Earnings per share rose by 12% to €1.99.

Cash flows before working capital changes amounted to €580m, 6% above the first nine months in 2003. The net of cash and cash equivalents, marketable securities, and bank loans and overdrafts was €668m in comparison to €629m at the end of 2003.

Key data	€m		Change	€m		Change
	Q1-3/2004	Q1-3/2003	in %	Q3/2004	Q3/2003	in %
Net sales	3,642	3,553	+3%	1,235	1,215	+2%
Gross profit	2,760	2,671	+3%	928	911	+2%
Operating profit	595	540	+10%	182	166	+10%
Profit before taxes	591	558	+6%	180	168	+7%
Net profit	382	347	+10%	123	97	+27%
Cash flow	580	549	+6%	208	167	+25%

Basic earnings per share (€)	1.99	1.78	+12%	0.64	0.50	+28%
Number of employees (average)	26,239	26,608	–1%	–	–	–

Top-selling products			Sales Q1-3/2004	Change from Q1-3/2003
			€m	total	currency adjusted
1.	Betaferon® / Betaseron®	(therapeutics)	578	+3%	+6%
2.	Yasmin®	(fertility control)	316	+62%	+70%
3.	Magnevist®	(diagnostics)	226	0%	+5%
4.	Iopamiron®	(diagnostics)	178	–6%	–5%
5.	Ultravist®	(diagnostics)	176	–1%	+1%
6.	Mirena®	(fertility control)	144	+24%	+27%
7.	Diane®	(gynecology)	143	–6%	–4%
8.	Microgynon®	(fertility control)	96	+2%	+6%
9.	Meliane®	(fertility control)	91	+3%	+5%
10.	Fludara®	(therapeutics)	76	–31%	–30%
	Total		2,024	+6%	+9%
Total as % of Group sales			56%

In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Sales Trends by Region

Q1-3/2004

Net sales by Region	€m		Change from Q1-3/2003				% of total
	Q1-3/2004	Q1-3/2003	total	volume/price	currency	structure	Q1-3/2004	Q1-3/2003
Europe Region*	1,861	1,769	+5%	+5%	0%	0%	51%	50%
United States Region	905	874	+3%	+13%	–10%	0%	25%	25%
Japan Region	344	369	–7%	–6%	–1%	0%	9%	10%
Latin America/Canada Region	297	279	+7%	+16%	–9%	0%	8%	8%
Asia/Pacific Region*	173	161	+7%	+10%	–3%	0%	5%	4%
Other Activities	62	101	–37%	–36%	–1%	0%	2%	3%
Total	3,642	3,553	+3%	+6%	–3%	0%	100%	100%

Q3/2004

Net sales by Region	€m		Change from Q3/2003				% of total
	Q3/2004	Q3/2003	total	volume/price	currency	structure	Q3/2004	Q3/2003
Europe Region*	613	600	+2%	+3%	–1%	0%	50%	49%
United States Region	332	299	+11%	+20%	–9%	0%	27%	25%
Japan Region	109	125	–13%	–10%	–3%	0%	9%	10%
Latin America/Canada Region	106	102	+4%	+13%	–9%	0%	8%	8%
Asia/Pacific Region*	56	56	–1%	+4%	–5%	0%	4%	5%
Other Activities	19	33	–41%	–40%	–1%	0%	2%	3%
Total	1,235	1,215	+2%	+5%	–3%	0%	100%	100%

* Change in allocation of certain countries to the indicated Regions, Asia/Middle East Region renamed Asia/Pacific Region, previous year’s figures have been adjusted accordingly.

Europe Region

In the Europe Region, net sales increased by 5% to €1,861m. We recorded strong growth in the major markets Italy (+19%) and Spain (+11%). In contrast, net sales in Germany slightly declined by 1%. The reason for the decline was the increase of the government-imposed manufacturer’s rebate from 6% to now 16% on reimbursable products for 2004.

Yasmin® (+53%), Mirena® (+16%), Fludara® (+16%), and Valette® (+25%) were particularly strong growth drivers, whereas net sales of Betaferon® increased only slightly by 1%. Solid net sales increases of Betaferon®, for example, in Great Britain (+6% currency adjusted) and Italy (+10%), were offset by the negative price developments, for example, in Germany due to the government-imposed rebate.

United States Region

In the United States Region, net sales increased by 13% currency adjusted to €905m. The negative exchange rate effect due to the considerable strength of the euro was 10%. The nominal growth was 3%.

Yasmin® (+73% currency adjusted) and Mirena® (+54% currency adjusted) ranked among the products with the highest growth. Our application technology business for contrast media developed exceptionally well with an increase in net sales of approximately 19% currency adjusted.

Betaseron® developed well despite its highly competitive environment with an increase in net sales of 11% currency adjusted. Due to the loss of patent protection in August of 2003 and the resulting generic competition, net sales of Fludara® decreased by 82% currency adjusted.

Japan Region

In the Japan Region, we recorded net sales of €344m. This corresponds to a decrease of 7% in comparison to the previous year’s figure (–6% currency adjusted). The reason for this development was the government-imposed price reductions of an average 5% effective April 2004.

Our top-selling product in this market, the X-ray contrast medium Iopamiron®, recorded a decrease in net sales of 6% currency adjusted, mainly due to the government-imposed price reductions.

Latin America/Canada Region

Net sales in the Latin America/Canada Region increased to €297m. Currency adjusted, the increase amounted to 16%. After taking exchange rate effects into account, the increase was 7% nominally. In Brazil (+21% currency adjusted) and Mexico (+16% currency adjusted), the two largest markets in this Region, our business developed particularly well.

The positive business development in this Region mainly was based on Yasmin®, which now has been launched in almost all countries and belongs to the four top-selling products. In addition, Betaferon® demonstrated a strong growth of 22% currency adjusted. Our Betaferon® business profited from a higher number of sales representatives as well as patient support from specially-trained nurses.

Asia/Pacific Region

In the Asia/Pacific Region, net sales increased by 10% currency adjusted and amounted to €173m, a nominal increase of 7%. The largest single market of this Region, Australia, accounted for approximately one third of net sales (increase: +2% currency adjusted). Markets with the highest net sales growth were China (+32% currency adjusted) and Thailand (+20% currency adjusted).

Particularly Ultravist® and Diane® with net sales growth of 17% and 14% currency adjusted, respectively, ranked among the strongest net sales drivers.

Sales Trends by Business Area

Q1-3/2004

Net sales by Business Area and important indication areas*
	€m		Change from Q1-3/2003				% of total
	Q1-3/2004	Q1-3/2003	total	volume/price	currency	structure	Q1-3/2004	Q1-3/2003
Gynecology&Andrology	1,318	1,194	+10%	+14%	–4%	0%	36%	34%
Fertility control	1,112	972	+14%	+18%	–4%	0%	31%	27%
Hormone therapy	204	219	–6%	–2%	–4%	0%	5%	6%
Specialized Therapeutics	1,150	1,159	–1%	+2%	–3%	0%	32%	33%
Central nervous system (CNS)	638	623	+2%	+6%	–4%	0%	18%	18%
Oncology	310	340	–9%	–6%	–3%	0%	9%	10%
Cardiovascular	109	112	–3%	–1%	–2%	0%	3%	3%
Diagnostics&Radiopharmaceuticals	957	959	0%	+4%	–4%	0%	26%	27%
X-ray contrast media	427	442	–3%	–2%	–1%	0%	12%	12%
MRI contrast agents	247	241	+2%	+7%	–5%	0%	7%	7%
Radiopharmaceuticals	93	99	–7%	–6%	–1%	0%	2%	3%
Application technologies	187	172	+9%	+19%	–10%	0%	5%	5%
Dermatology	156	152	+3%	+6%	–3%	0%	4%	4%
Other sources	61	89	–32%	–29%	–3%	0%	2%	2%
Total	3,642	3,553	+3%	+6%	–3%	0%	100%	100%

Q3/2004

Net sales by Business Area and important indication areas*
	€m		Change from Q3/2003				% of total
	Q3/2004	Q3/2003	total	volume/price	currency	structure	Q3/2004	Q3/2003
Gynecology&Andrology	452	423	+7%	+11%	–4%	0%	36%	35%
Fertility control	383	348	+10%	+14%	–4%	0%	31%	29%
Hormone therapy	69	74	–6%	–2%	–4%	0%	5%	6%
Specialized Therapeutics	395	392	+1%	+4%	–3%	0%	32%	32%
Central nervous system (CNS)	225	217	+4%	+7%	–3%	0%	18%	18%
Oncology	99	112	–11%	–9%	–2%	0%	8%	9%
Cardiovascular	37	36	+3%	+7%	–4%	0%	3%	3%
Diagnostics&Radiopharmaceuticals	317	323	–2%	+2%	–4%	0%	26%	27%
X-ray contrast media	134	147	–9%	–6%	–3%	0%	11%	12%
MRI contrast agents	84	84	0%	+5%	–5%	0%	7%	7%
Radiopharmaceuticals	31	30	+1%	+1%	0%	0%	3%	3%
Application technologies	68	61	+12%	+21%	–9%	0%	5%	5%
Dermatology	51	51	+1%	+5%	–4%	0%	4%	4%
Other sources	20	26	–25%	–23%	–2%	0%	2%	2%
Total	1,235	1,215	+2%	+5%	–3%	0%	100%	100%

* The indented figures do not add up to the total sales figures as only the important indication areas are listed.

Gynecology&Andrology

Net sales in the Gynecology&Andrology business area increased by 14% currency adjusted. This high increase was mainly due to Yasmin® (+70% currency adjusted) and Mirena® (+27% currency adjusted).

We were able to further strengthen the patent protection for Yasmin®. In September 2004, a patent for the formulation of micronized drospirenone and ethinyl estradiol for oral contraception was issued in the U.S. The patent has been listed in the FDA (Food and Drug Administration) Orange Book and expires in 2020.

We also made progress with Angeliq®, our new product for the treatment of menopausal symptoms as well as the prevention of osteoporosis. In early September 2004, we began the European launch of the product by introducing Angeliq® in seven European countries. Angeliq® contains the unique progestin drospirenone, with a pharmacological profile offering additional therapeutic effects.

In September 2004, we also received an approvable letter from the FDA for Angeliq®. Therefore, we are optimistic that in 2005 we will be able to offer Angeliq®, this new option of a low dosed, innovative treatment, to women suffering from menopausal symptoms also in the U.S.

Specialized Therapeutics

In the Specialized Therapeutics business area, net sales increased by 2% currency adjusted. Net sales of Betaferon® increased by 6% currency adjusted, whereas net sales in the field of oncology decreased by 6% currency adjusted due to the loss of patent protection for Fludara® in the U.S.

In the beginning of October 2004, new results from a long-term follow-up study with Betaferon® were presented at the Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Vienna. The eight year study showed that the benefits of early treatment with Betaferon® continue many years after the completion of the clinical study. In addition, the study also revealed that there was a significant positive correlation between a longer length of time on treatment and a reduction of disability status in the patient.

In another study, BEST, the long-term effects and the effects on quality of life in patients with multiple sclerosis treated with Betaferon® are being investigated. A first interim analysis, presented at the ECTRIMS congress, showed a 51% reduction in the relapse rate of patients after one year of Betaferon® treatment. 68% of patients did not experience relapses or disease progression. The aim of the study is to collect observational data over five years in 3,000 patients in 32 countries.

In the field of oncology, we aim to introduce our product Bonefos® as an adjuvant oral treatment for reducing bone metastases in breast cancer patients in the U.S. In September 2004, the FDA granted priority review for Bonefos®. Priority review designation provides for a six month review from the date of filing. Bonefos® is already approved in over 70 countries for the treatment of tumor-induced osteolysis and hypercalcemia.

In the development of PTK/ZK, we are conducting two Phase III clinical trials (CONFIRM 1 and
CONFIRM 2). PTK/ZK is a novel, oral angiogenesis inhibitor designed to target the tumor blood vessels, slowing tumor growth and spread. In June 2004, we jointly announced with our co-development partner Novartis AG the completion of enrollment for CONFIRM 1. In early October 2004, we also successfully completed the enrollment for CONFIRM 2. CONFIRM 1 and CONFIRM 2 are studies which evaluate the safety and efficacy of PTK/ZK in combination with first- and second-line chemotherapy in metastatic colorectal cancer. We expect first clinical data from the CONFIRM 1 trial in the second quarter of 2005.

Diagnostics&Radiopharmaceuticals

Net sales in the Diagnostics&Radiopharmaceuticals business area increased by 4% currency adjusted. The business with application technologies for contrast media was particularly successful, increasing by 19% currency adjusted. The contrast agent business for magnetic resonance imaging reached a solid net sales growth of 7% currency adjusted.

In September 2004, we received the approval for our innovative liver imaging product Primovist® in
25 European countries. Primovist® allows to simultaneously detect, locate and distinguish various types of liver lesions. In addition, with only one single injection, it offers a cost effective and patient-friendly method for diagnosing liver disease. Market launches in Germany and other countries are set for the beginning of 2005.

Our development partner for MS-325, EPIX Pharmaceuticals, Inc., received notification from the FDA in early October 2004 that its New Drug Application (NDA) review goal date was extended by three months. The extension results in a postponement of the approval date to Mid-January 2005. MS-325 is an innovative contrast agent for magnetic resonance angiography for which we have the global marketing rights. We still expect to be able to introduce MS-325 to the markets in 2005.

Dermatology

In the Dermatology business area, net sales increased by 6% currency adjusted. Particularly Finacea® (+57% currency adjusted) for the treatment of rosacea, a widespread, chronic skin disease, contributed to this net sales growth. After being launched in the U.S. in 2003, Finacea® now is the most frequently prescribed product by dermatologists for this indication.

Performance

Gross profit in the first nine months of 2004 increased by 3% to €2,760m in comparison to the previous year’s figure. Gross margin was at 75.8% due to an increased share of higher margin products,
0.6 percentage points above the previous year’s figure. The operating costs, influenced by positive exchange rate effects as well as restrictive cost-alignment measures, remained overall nearly unchanged in comparison to the previous year’s figure. Hence, the engineering and administration costs declined by 6% to €382m, costs of marketing and selling slightly increased by 2% to €1,162m. Research and development costs amounted to €683m remaining at the previous year’s level. The Other operating result decreased from €95m to €62m. This was mainly due to lower gains from exchange rate hedges, which were only partially compensated by the termination of goodwill amortization. In total, the operating profit in the first nine months amounted to €595m, 10% above the previous year’s figure.

The financial result in the first nine months of 2004 amounted to €–4m in comparison to €18m in the previous year, where we recorded €22m from the sale of Oy Leiras Finland AB. Despite the omission of the corporate income tax reduction relating to dividends, the tax rate declined by two percentage points to 35%. The reason is a lower profit in Japan, a country with a disproportionately high tax rate, and at the same time increasing profit contributions from countries with lower tax rates. Net profit amounted to €382m, 10% above the last year’s period. Earnings per share increased by 12% to €1.99, benefiting from the lower average amount of shares.

Liquidity and capital resources

Cash flows before working capital changes amounted to €580m, 6% above the figure for the first nine months of 2003. Cash flows from operating activities increased even by 33% to €546m. This increase is based on a distinctly lower buildup of working capital (€34m compared to €137m in the previous year).

Cash flows used in investing activities amounted to €265m (last year: €83m). The higher outflow of funds is based on the purchase of marketable securities as well as on lower revenues from asset disposals, which included €43m from the sale of Oy Leiras Finland AB in the previous year. Cash flows used in financing activities increased by €115m to €395m. This increase was due to the buyback of four million treasury shares and the amortization of financial liabilities.

Cash and cash equivalents decreased to €453m compared to €566m as of December 31, 2003.
In contrast, the net cash position (cash and cash equivalents and marketable securities less bank loans and overdrafts) improved to €668m (December 31, 2003: €629m).

Financial situation

The balance sheet total was €5,374m, slightly below the figure as of December 31, 2003. Non-current assets decreased by €9m to €2,042m. The increase in goodwill is related to the first time adoption of IFRS 3 under which negative goodwill of €10m was allocated directly to equity.

Current assets decreased by €25m to €3,140m. Thereby, inventories increased by €35m to €1,031m, whereas Other non-current assets decreased by €51m to €1,379m. The increase in marketable securities by €104m to €277m was offset by the decrease in cash and cash equivalents by €113m to €453m.

Total equity amounted to €2,976m, €58m above the figure as of December 31, 2003. Within equity, the net profit of €382m as well as currency translation adjustments recognized directly as Other comprehensive income (€+15m) were offset by the dividend payment of €178m for the fiscal year 2003 and share buybacks of €167m in total. Total equity now also contains, due to changed presentation requirements, minority interest in the amount of €17m (December 31, 2003: €16m). In total, the equity ratio increased by one percentage point to 55%.

Capital expenditure

Based on current exchange rates, the Group’s capital expenditure in 2004 will amount to approximately €230m (2003: €231m). Of this investment, 43% has been allocated to Germany, 19% to the other countries of the European Union and 25% to the U.S. This will enable us to respond to increased demand for product volume, to regulatory standards and to technological developments.

FOCUS Initiative

Dermatology business named “Intendis”

In June 2004 we announced within the framework of our FOCUS Initiative on the new strategic orientation of the company that we would create a separate legal entity for our activities in the field of dermatology. The company, which will incorporate our worldwide dermatology business, was named “Intendis” in September of 2004. The Intendis Group will operate its business primarily via own subsidiaries in Europe, Japan and North and South America. Intendis will commence operations on January 1, 2005 and will have an initial workforce of over 600 employees globally.

Sale of the Jenapharm therapeutics business

Part of our FOCUS Initiative is the discontinuation of products that do not belong to our core fields. In August 2004, we sold the largely generic therapeutics business of our subsidiary Jenapharm GmbH & Co. KG to a subsidiary of Dermapharm AG, Grünwald. In the framework of the transaction, approximately 80 Jenapharm employees have been taken over by the buyer. In the fiscal year 2003, net sales of the therapeutics business of Jenapharm amounted to €38m.

Personnel

Personnel	Q1-3/2004	Q1-3/2003	Change	Year 2003
Employees (average)	26,239	26,608	–1%	26,561
Personnel costs* (in €m)	1,160	1,180	–2%	1,574

* Wages and salaries, social security and support payments, pensions

Number of employees (end of period)	September 30, 2004	September 30, 2003	Change	December 31, 2003
Schering AG	8,024	8,348	–4%	8,283
Europe Region*	8,016	8,207	–2%	8,118
United States Region	3,721	3,680	+1%	3,711
Japan Region	1,483	1,576	–6%	1,560
Latin America/Canada Region	2,493	2,470	+1%	2,456
Asia/Pacific Region*	1,532	1,418	+8%	1,436
Other Activities	728	847	–14%	810
Total	25,997	26,546	–2%	26,374

* Change in allocation of certain countries to the indicated Regions, Asia/Middle East Region renamed Asia/Pacific Region, previous year’s figures have been adjusted accordingly.

The Group-wide reduction of personnel further continued in the third quarter of 2004. The production areas particularly of Schering AG and our Mexican subsidiary Proquina (Other Activities) recorded declining headcount. The sale of Jenapharm’s therapeutics business led to further headcount reductions in the Europe Region. The reduction in the research and development functions came primarily from the sites in Finland and Japan. The increase in personnel in the Asia/Pacific Region was primarily the result of an increase in sales force in China as well as the founding of subsidiaries in Malaysia and Singapore.

Schering AG Shares

The Schering AG shares closed at €50.85 at the end of September, 27% above the end of the year 2003. In the first nine months, the shares outperformed the German DAX index by 28% and the STOXX healthcare sector index by 21% in the same time frame.

As of September 30, 2004, a total of 190 million Schering AG shares were in circulation. In addition, we held a total of four million treasury shares which we had bought back during the first nine months as part of our share buy-back program. Thus, the current buy-back program is completed. At our Annual General Meeting, the Executive Board received authorization to acquire up to 19.4 million treasury shares.

Schering AG share ratios	Q1-3/2004	Q1-3/2003	Q3/2004	Q3/2003	Year 2003
Basic earnings per share (€)	1.99	1.78	0.64	0.50	2.28

	Sept. 30, 2004	Sept. 30, 2003	Dec. 31, 2003
Share price (€)	50.85	37.38	40.15
Market capitalization (€m)	9,662	7,252	7,789
Total equity (€m)	2,976	2,900	2,918
Number of shares (in millions)	190	194	194

Consolidated Income Statements

€m	Q1-3/2004	Q1-3/2003	Change	Q3/2004	Q3/2003	Change	Year 2003
Net sales	3,642	3,553	+3%	1,235	1,215	+2%	4,828
Cost of sales	–882	–882	0%	–307	–304	+1%	–1,233
Gross profit	2,760	2,671	+3%	928	911	+2%	3,595
Costs of
marketing and selling	–1,162	–1,136	+2%	–389	–377	+3%	–1,525
engineering and administration	–382	–408	–6%	–129	–136	–5%	–566
research and development	–683	–682	0%	–243	–247	–2%	–924
Other operating expenses/income	62	95		15	15		106
Operating profit	595	540	+10%	182	166	+10%	686
Result from investments	13	27		6	8		23
Other financial result	–17	–9		–8	–6		–8
Profit before taxes	591	558	+6%	180	168	+7%	701
Income taxes	–207	–209	–1%	–57	–70	–19%	–255
Profit for the period	384	349	+10%	123	98	+26%	446

Attributable to:
Net profit	382	347	+10%	123	97	+27%	443
Minority interest	2	2		0	1		3

Basic earnings per share (€)	1.99	1.78	+12%	0.64	0.50	+28%	2.28
Diluted earnings per share* (€)	1.99	1.78	+12%	0.65	0.50	+30%	2.28

* Diluted by stock options issued as part of Long Term Incentive Plans

Consolidated Balance Sheets

€m
Assets	September 30, 2004	December 31, 2003

Goodwill	367	356
Other intangible assets	340	367
Property, plant and equipment	1,210	1,213
Financial assets	108	89
Other non-current assets	17	26
Non-current assets	2,042	2,051

Inventories	1,031	996
Receivables and other assets	1,379	1,430
Marketable securities	277	173
Cash and cash equivalents	453	566
Current assets	3,140	3,165
Deferred taxes	192	173
	5,374	5,389

Equity and liabilities	September 30, 2004	December 31, 2003

Paid-up capital	528	528
Retained earnings	2,431	2,374
Equity before minority interest	2,959	2,902
Minority interest	17	16
Total equity	2,976	2,918

Non-current provisions	1,081	1,048
Non-current liabilities	35	62
Non-current provisions and liabilities	1,116	1,110
Current provisions	685	660
Current financial liabilities	56	74
Other current liabilities	525	614
Current provisions and liabilities	1,266	1,348
Deferred taxes	16	13
	5,374	5,389

Consolidated Cash Flow Statements

€m	Q1-3/2004	Q1-3/2003	Year 2003
Profit for the period	384	349	446
Depreciation of fixed assets	198	216	312
Change in long-term provisions	6	13	24
Other non-cash expenses and income	–1	16	26
Result from disposal of fixed assets	–7	–45	–42
Cash flows before working capital changes	580	549	766
Change in inventories and receivables	–4	–208	–256
Change in liabilities and provisions (other than long-term)	–30	71	71
Cash flows from operating activities	546	412	581

Purchase of fixed assets	–199	–220	–318
Proceeds from disposal of fixed assets	36	94	123
Purchase and sale of marketable securities	–102	43	36
Acquisitions net of cash acquired	–	–	–2
Cash flows used in investing activities	–265	–83	–161

Dividend payments	–179	–181	–182
Change in financial liabilities	–49	–9	25
Purchase of treasury shares	–167	–90	–90
Cash flows used in financing activities	–395	–280	–247

Net change in cash and cash equivalents	–114	49	173
Effects of exchange-rate movements on cash and cash equivalents	1	–7	–15
Cash and cash equivalents at January 1	566	408	408
Cash and cash equivalents at September 30 / December 31	453	450	566

Consolidated Statements of Changes in Equity

€m
	Paid-up capital	Other retained earnings	Currency translation adjustment	Financial instruments	Minority interest	Total equity
January 1, 2003	528	2,512	–133	27	15	2,949
Changes in unrealized gains/losses	–	–	–	–22	–	–22
Translation adjustments	–	–	–105	–	0	–105
Other Comprehensive Income	–	–	–105	–22	0	–127
Profit for the period	–	347	–	–	2	349
Dividend payments		–180	–	–	–1	–181
Purchase of treasury shares	–	–90	–	–	–	–90
September 30, 2003	528	2,589	–238	5	16	2,900

January 1, 2004	528	2,685	–327	16	16	2,918
Changes in unrealized gains/losses	–	–	–	–5	–	–5
Translation adjustments	–	–	15	–	0	15
Other Comprehensive Income	–	–	15	–5	0	10
Profit for the period	–	382	–	–	2	384
Dividend payments	–	–178	–	–	–1	–179
First-time adoption IFRS 3 "Business Combinations"	–	10	–	–	–	10
Purchase of treasury shares	–	–167	–	–	–	–167
September 30, 2004	528	2,732	–312	11	17	2,976

Segment Reporting

€m
Q1-3/2004	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment result*	Change year- on-year
Europe Region**	2,606	745	1,861	+5%	865	+13%	477	+17%
United States Region	909	4	905	+3%	305	+15%	86	+25%
Japan Region	344	–	344	–7%	95	–37%	32	–53%
Latin America/Canada Region	344	47	297	+7%	108	+9%	55	+53%
Asia/Pacific Region**	180	7	173	+7%	71	+20%	35	+94%
Other Activities	78	16	62	–37%	28	–36%	4	+33%
Segment total	4,461	819	3,642	+3%	1,472	+6%	689	+14%
Research and development expenses	–	–	–	–	–683	0%	–	–
Central production overhead and production variances	–	–	–	–	–100	–2%	–	–
Other	–	–	–	–	–94	+49%	–94	+49%
Schering AG Group	4,461	819	3,642	+3%	595	+10%	595	+10%

€m
Q1-3/2003	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment result*	Change year- on-year
Europe Region**	2,479	710	1,769	0%	768	–3%	409	–5%
United States Region	878	4	874	–7%	266	+6%	69	+11%
Japan Region	369	–	369	–13%	151	–6%	68	–3%
Latin America/Canada Region	336	57	279	–15%	99	–8%	36	+6%
Asia/Pacific Region**	171	10	161	–12%	59	–13%	18	–40%
Other Activities	190	89	101	–13%	44	–30%	3	–87%
Segment total	4,423	870	3,553	–5%	1,387	–4%	603	–7%
Research and development expenses	–	–	–	–	–682	–2%	–	–
Central production overhead and production variances	–	–	–	–	–102	+13%	–	–
Other	–	–	–	–	–63	–41%	–63	–41%
Schering AG Group	4,423	870	3,553	–5%	540	–1%	540	–1%

* Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under this approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included, as this function is managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organization (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

** As of January 1, 2004 we have changed the allocation of certain countries to the Europe Region and the Asia/Middle East Region and have renamed the Asia/Middle East Region into Asia/Pacific Region. The countries of the Middle East and the countries Egypt and Libya are now part of the Europe Region, whereas Australia and New Zealand are now part of the Asia/Pacific Region. Previous year’s figures have been adjusted accordingly.

Further Information

General principles

The Interim Report complies with International Accounting Standard IAS 34.

Valuation and accounting principles

In the preparation of Interim Reports, we apply the same valuation and accounting principles as in the preparation of our Annual Financial Statements 2003 with the exception of the following new regulations:

As of January 1, 2004 we have adopted all changes of existing standards resulting from the IASB’s Improvements Project, as well as IFRS 2 "Share-Based Payments" and IFRS 3 "Business Combinations" and consequently also IAS 36 "Impairment of Assets" (revised 2004) and IAS 38 "Intangible Assets" (revised 2004). Accordingly, we no longer amortize goodwill. Goodwill now will be tested for impairment annually. The negative goodwill resulting from the acquisition of CIS bio international has been allocated directly to retained earnings. In the first nine months of 2003, we recognized goodwill amortization in the amount of €33m in the operating profit. In the same period, net profit was impacted by €32m. According to the revised IAS 1, assets and liabilities are presented using a current/non-current classification. Other changes had no material impact on the Group’s financial position, performance and cash flows.

Changes in consolidated companies

There were no significant changes in consolidated companies.

Currency translation

Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies.

The exchange rates of the currencies that are of particular importance to us developed as follows:

	Closing rate (basis: 1€)		Average rate (basis: 1€)
	September 30, 2004	September 30, 2003	Q1-3/2004	Q1-3/2003
U.S. dollar	1.24	1.17	1.22	1.12
Pound sterling	0.69	0.70	0.67	0.69
Brazilian real	3.54	3.41	3.63	3.47
Japanese yen	137.17	128.80	133.06	131.86

Outlook

We expect the positive development of our business to continue in the fourth quarter and net sales for the full year 2004 to increase in the mid single-digit range in local currencies.

We expect an operating profit of more than €700m. This already includes restructuring charges of more than €50m. Of this amount, approximately €40m can be allocated to the implementation of measures in the context of our FOCUS Initiative. At the same time, we raise our earnings per share guidance from €2.26 to over €2.35. This is primarily due to a favorable tax rate for fiscal year 2004.

The basis for this guidance is the current exchange rates as well as an average amount of shares of approximately 191 million.

Berlin, October 21, 2004

Schering Aktiengesellschaft
The Executive Board

Report of the Supervisory Board’s Audit Committee

At the meeting held on October 21, 2004, the Interim Report Q1-3/2004 and the auditor’s review report were presented to the Supervisory Board’s Audit Committee and explained by the Executive Board and the auditor, respectively. The business development, the profit situation and the financial position of the Company were discussed. The Audit Committee approved the Interim Report.

Berlin, October 21,  2004

Chairman of the Audit Committee
Dr. Karl-Hermann Baumann

Potential Risks

In order to utilize the “Safe Harbor” provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company’s competitors or the failure of demand for the Company’s products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company’s expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title: Head of Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head of Business and Financial
Communication Schering AG

Date: October 21, 2004